UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24116

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2017 (MM/DD/YY) AND ENDING December 31, 2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Westmoreland Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2350 North Forest Road
(No. and Street)

Getzville	New York	14068
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew Iak — 716-636-0401
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RDG + Partners, CPA's, PLLC
(Name – *if individual, state last, first, middle name*)

69B Monroe Ave	Pittford	New York	14534
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Matthew Iak _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Westmoreland Capital Corporation _____, as of December 31 _____, 20 17 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President
_____
Title



Notary Public

JOSHUA M SMiTH
Notary Public, State of New York
Qualified in Erie County
No. 6218382
Commission Expires Mar. 01, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTMORELAND CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF J.M. JAYSON & COMPANY, INC.)
INDEX TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

RDG + Partners
ACCOUNTING & CPA SERVICES

TEL: 585.673.2600
FAX: 585.662.5153

VILLAGE GREEN OFFICE PARK
69 MONROE AVE
PITTSFORD, NY 14534

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Shareholder
of Westmoreland Capital Corporation
(A wholly-owned subsidiary of J.M. Jayson & Company, Inc.):

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Westmoreland Capital Corporation (a wholly-owned subsidiary of J.M. Jayson & Company, Inc.) as of December 31, 2017, and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Westmoreland Capital Corporation as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of Westmoreland Capital Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error of fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of Westmoreland Capital Corporation's financial statements. The supplemental information is the responsibility of Westmoreland Capital Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

RDG + Partners CPAs, PLLC

We have served as Westmoreland Capital Corporation's auditor since 2016.

Pittsford, New York

February 28, 2018

RDG + Partners CPAs, PLLC
www.rdgandpartners.com
1

Westmoreland Capital Corporation
(A wholly-owned subsidiary of J.M. Jayson & Company, Inc.)
Statement of Financial Condition
December 31, 2017

Assets

Cash and cash equivalents	$	797,682
Commissions receivable		2,465,353
Receivable from affiliates		25,000
Prepaid expenses		18,143
Total Assets	$	3,306,178

Liabilities and Shareholders' Equity

Liabilities

Commissions Payable	$	2,375,855
Accounts payable and accrued expenses		56,219
Federal tax liability		8,657
Accrued payroll and benefits		420,000
Total Liabilities		2,860,731

Shareholders' Equity

Common stock, $1 par value; 20,000 shares authorized, 100 shares issued and outstanding		5,500
Additional paid-in capital		380,114
Accumulated income		59,833
Total Shareholders' Equity		445,447
Total Liabilities and Shareholders' Equity	$	3,306,178

See accompanying notes to financial statements

Westmoreland Capital Corporation
(A wholly-owned subsidiary of J.M. Jayson & Company, Inc.)
Statement of Operations
For the Year Ended December 31, 2017

Revenue

Commission income	$ 9,554,415
Total Revenue	9,554,415

Expenses

Commission expense	6,589,350
Payroll, payroll taxes, and employee benefits	1,792,733
Due diligence	760,745
Marketing expense	1,775
Insurance expense	2,071
Membership dues & fees	53,751
Professional expense	57,519
Other expenses	24,559
Total Expenses	9,282,503
Other income	11
Income before Provision for Income Taxes	271,923
Provision for income taxes - current	10,656
Net Income	$ 261,267

See accompanying notes to financial statements

3

Westmoreland Capital Corporation
(A wholly-owned subsidiary of J.M. Jayson & Company, Inc.)
Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2017

	Common Stock	Additional Paid-in Capital	Accumulated Income	Total
Balance December 31, 2016	$ 5,500	$ 319,607	$ (201,434)	$ 123,674
Net income	-	-	261,267	261,267
Capital Contributions	-	60,507	-	60,507
	-	60,507	261,267	321,774
Balance December 31, 2017	$ 5,500	$ 380,114	$ 59,833	$ 445,447

Westmoreland Capital Corporation
(A wholly-owned subsidiary of J.M. Jayson & Company, Inc.)
Statement of Cash Flows
For the Year Ended December 31, 2017

Cash Flows from Operating Activities:		
Net income	$	261,267
Depreciation		418
Adjustments to reconcile net income to net cash		
provided by (used in) operating activities:		
Decrease (increase) in commission receivable		1,053,155
Decrease (increase) in prepaid expenses		(17,085)
Increase (decrease) in commissions payable		(811,633)
Increase (decrease) in accounts payable and accrued expenses		(276,568)
Increase (decrease) in federal tax liability		8,657
Increase (decrease) in accrued payroll and benefits		59,000
Total Adjustments		15,526
Net Cash Used In Operating Activities		277,210
Cash Flows from Financing Activities:		
Capital contribution		60,507
Loan to affiliate		(25,000)
Net Cash Used in Financing Activities		35,507
Net Change in Cash and Cash Equivalents		312,717
Cash and Cash Equivalents - Beginning of Year		484,965
Cash and Cash Equivalents - End of Year	$	797,682

See accompanying notes to financial statements

5

1. THE COMPANY

Westmoreland Capital Corporation (the Company) is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investors Protection Corporation. The Company is an introducing broker who does not take possession of customer funds or carry customer accounts. The Company is engaged primarily in the sale of mutual fund investment and units of limited partnership interests.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The Company reports on the accrual basis of accounting which recognizes revenues when earned and expenses when incurred.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash – For the purposes of reporting cash flows and amounts in the Statement of Financial Condition, the Company defines cash as cash on hand and demand deposits. Cash equivalents are reported as securities owned at fair value in the Statement of Financial Condition.

Receivables - Commissions are recorded on a trade date basis as securities transactions occur. The commissions receivable are primarily from the parent company for sale of limited partnership interests. Losses from uncollectible receivables shall be accrued when it is probable that a receivable is impaired and the amount of the loss can be reasonably estimated. As of the date of the financial statements, management believes that neither of these conditions exists with regard to receivables, and, as such, an allowance for doubtful accounts has not been established.

Income taxes- The Company adopted the provisions of Financial Accounting Standards Board Accounting Standards Codification FASB ASC 740 pertaining to accounting for uncertainty in income taxes. Federal and state tax authorities generally have the right to examine and audit the previous three years of tax returns filed. Any interest and penalties assessed to the Company would be recorded in operating expenses. No items have been recorded in 2017. Management is not aware of any uncertain tax positions requiring measurement or disclosure in these financial statements.

Marketing- Costs are expensed as incurred and are included in Marketing expense in the Statement of Operations.

3. FAIR VALUE

The fair value of the Company's financial instruments is determined by using available market information and appropriate valuation methodologies. The Company's principal financial instruments are cash, receivables, and payables. At December 31, 2017, cash, receivables, and payables, due to their short maturities, and liquidity, are carried at amounts which reasonably approximate fair value.

The Company measures the fair value of its financial instruments using the procedures set forth below for all assets and liabilities that fall in the scope of this accounting guidance.

Under FASB ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. FASB ASC 820 establishes a three-level hierarchy for disclosure to show the extent and level of judgment used to estimate fair value measurements.

Level 1 - Uses unadjusted quoted prices that are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 - Uses inputs, other than Level 1, that are either directly or indirectly observable as of the reporting date through correlation with market data, including quoted prices for similar assets and liabilities in active markets and quoted prices in markets that are not active. Level 2 also includes assets and liabilities that are valued using models or other pricing methodologies that do not require significant judgment since the input assumptions used in the models, such as interest rates and volatility factors, are corroborated by readily observable data. Instruments in this category include non-exchange-traded derivatives, including interest rate swaps.

Level 3 - Uses inputs that are unobservable and are supported by little or no market activity and reflect the use of significant management judgment. These values are generally determined using pricing models for which the assumptions utilize management's estimates of market participant assumptions.

As of December 31, 2017, all financial instruments are recorded at cost which approximates fair value due to short term maturities. As such, the fair value hierarchy has not been applied in valuing any financial instruments.

4. RELATED PARTY TRANSACTIONS

The Company is engaged principally in the sale of mutual fund investments and units of limited partnership interests. These units of limited partnership interests are primarily for ventures in which the Company's parent company or affiliates are involved.

4. RELATED PARTY TRANSACTIONS (Cont.)

The Company files a consolidated income tax return with its parent company. As such, the Company's Federal tax expense or benefit is recorded in the Due to/from parent account. During 2017, the Company recognized Federal tax expense of $8,657 and state tax expense of $1,999.

The Company has entered into a Shared service agreement with a related party, US Energy Development Corporation, Inc. to pay US Energy Development Corporation, Inc. for certain shared services, including but not limited to compensation costs of employees performing services for Westmoreland, direct costs for activities attributable to Westmoreland, and indirect costs for activities conducted jointly with Westmoreland. The total amount of shared services amounted to $62,657 for the year ended December 31, 2017 and the Company received a credit of $50,000 related to prior year expense.

The Company has entered into a Discretionary Contribution Agreement with a related party, US Energy Development Corporation, Inc. to pay for costs incurred by US Energy Development Corporation, Inc. for the general marketing of its offerings, which indirectly benefit Westmoreland Capital Corporation. Whether to contribute toward these expenses is the sole discretion of Westmoreland based on a number of factors. There were no payments made for the year ended December 31, 2017.

The Company entered into a borrowing transaction with Realmark Corporation, a subsidiary of its parent totaling $25,000. This asset is recorded in Receivable from affiliates.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of Aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $732,806, which was $542,091 more than its required net capital of $190,715 and a ratio aggregate indebtedness to net capital of 3.9 to 1.

6. INCOME TAXES

The Company's financial statements recognize the current and deferred income tax consequences that result from the Company's activities during the current and preceding periods pursuant to the provisions of Accounting Standards Codification Topic 740, Income Taxes (ASC 740), as if the Company were a separate taxpayer rather than a member of the parent company's consolidated income tax group. Differences between the Company's separate company income tax provision and cash flows attributable to income taxes pursuant to the provisions of the Company's tax sharing arrangement with the parent company have been recognized as a due to/from parent company and paid as applicable.

WESTMORELAND CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF J.M. JAYSON & COMPANY, INC.)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

6. INCOME TAXES (Cont.)

For 2017, the Company recorded total income tax expense of $10,656. Included in this amount is federal and state income taxes in the amount of $8,657 and $1,999, respectively.

The Company files a consolidated federal income tax return with J. M. Jayson & Company, Inc. Federal income tax expense (benefit) is based on amounts that would be payable if a separate federal income tax return was filed by the Company.

The Company files a separate New York state income tax return. For 2017, the current NYS tax expense recorded is $3,740. The Company's taxable NYS income was $57,544 (taxable income of $303,882 less a NYS net operating loss carryover of $246,338 from 2016). The 2017 tax of $3,740 less amounts refunded related to the prior year of $1,741 equals the state tax expense of $1,999 on the Company's financial statements. There is a net NYS tax refund for 2017 of $2,782. ($3,740 less estimated tax paid for 2017 in the amount of $6,522 which is included in prepaid expenses).

The Company's expense (benefit) from income taxes is similar to the expected tax benefit (calculated by applying the U.S. federal statutory income tax rates in effect to income (loss) before income taxes). This consolidated entity anticipates no federal tax will be payable for 2017.

The components of the tax provision are as follows:

Federal:
Income before tax	$300,142
Tax at statutory rate	102,048
Less: deferred tax asset*	93,391
Federal tax currently payable	$ 8,657

State:
Income before tax	$300,142
Tax at statutory rate	19,509
Less: deferred tax asset*	15,769
State tax currently payable	$ 3,740

*Deferred tax asset represents prior year federal and state tax effected net operating loss of $246,338 fully allowanced in 2016.

The Company recognizes the financial statement effects of tax positions taken or expected to be taken in its tax return when it is more-likely-than-not, based on technical merits, that the tax position will be sustained upon examination by tax authorities.

6. INCOME TAXES (Cont.)

The amount recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. At December 31, 2017, management determined the Company had no uncertain tax positions which would fail such recognition criteria. The Company is no longer subject to tax examination for the years ended December 31, 2014 and prior.

7. CONCENTRATION OF CREDIT RISK

The Company's financial instruments that are exposed to concentrations of credit risk that consist primarily of cash and cash equivalents, commissions receivable and accounts receivable. The Company maintains its cash in bank demand deposit accounts, which, at times, may exceed federally insured limits. The Company's accounts receivable are due from certain customers and arose in the normal course of business. The Company has not experienced any losses in these accounts and believes it is not exposed to any significant credit risk with respect to its cash and cash equivalents, and accounts receivable.

8. SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date of the auditors' report, which is the date the financial statements were available for issue, and has determined that any events or transactions occurring during this period that would require recognition of disclosure are properly disclosed in these financial statements.

9. CONCENTRATION

In 2017, the Company realized commission revenue from the sale of units in three programs, which are: USEDC 2017 Drilling Fund A, USEDC 2017 Drilling Fund B and the Strategic Income Fund V. Commission revenue from these placements amounted to 100% of the Company total revenue, in the following order: 59%, 38%, and 3% respectively.

10. RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued an accounting update to clarify the principles of revenue recognition, to develop a common revenue recognition standard across all industries for U.S. GAAP and International Financial Reporting Standards and to provide enhanced disclosures for users of the financial statement. The core principle of this guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This guidance is effective for the Company beginning January 1,2018. The Company is currently evaluating the potential impact of adopting this accounting standard update.

Westmoreland Capital Corporation
(A wholly-owned subsidiary of J.M. Jayson & Company, Inc.)
Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2017

1.	Total ownership equity from Statement of Financial Condition	$ 445,447
2.	Deduct: Ownership equity not allowable for net capital	-
3.	Total ownership equity qualified for net capital	445,447
4.	Add:	
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
	B. Other (deductions) or allowable credits	-
5.	Total capital and allowable subordinated liabilities	445,447
6.	Deductions and/or charges:	
	A. Total non-allowable assets from Statement of Financial Condition	(132,641)
	B. Secured demand note deficiency	-
	C. Commodity futures contracts and spot commodities	-
	D. Other deductions and/or charges	-
7.	Other additions and/or allowable credits	420,000
8.	Net capital before haircuts on securities positions	732,806
9.	Haircuts on securities:	
	A. Contractual securities commitments	-
	B. Subordinated securities borrowings	-
	C. Trading and investment securities:	
	1. Exempted securities	-
	2. Debt securities	-
	3. Options	-
	4. Other securities	-
	D. Undue concentration	-
	E. Other	-
10.	Net capital	$ 732,806

Continued on next page

Westmoreland Capital Corporation
(A wholly-owned subsidiary of J.M. Jayson & Company, Inc.)
Computation of Net Capital (Cont'd)
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2017
(continued)

11.	Minimum net capital required (6-2/3% of line 19)	$ 190,715
12.	Minimum dollar net capital requirement of reporting broker and dealer	$ 5,000
13.	Net capital requirement (greater of line 11 or 12)	$ 190,715
14.	Excess net capital (line 10 less line 13)	$ 542,091
15.	Net capital less greator of 10% of line 19 or 120% of line 12.	$ 446,733

Computation of Aggregate Indebtedness

16.	Total A.I. Liabilities from Statement of Financial Condition	$ 2,860,731
17.	Add:	
	A. Drafts for immediate credit	-
	B. Market value of securities borrowed for which no equivalent value is paid or credited	-
	C. Other unrecorded amounts	-
18.	Deduct: Adjustment based on deposits in Special Reserve Accounts	-
19.	Total aggregate indebtedness	$ 2,860,731
20.	Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)	390%

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

There were no differences between this computation of net capital and the corresponding computation prepared by Westmoreland Capital Corporation and included in the Company's unaudited Part IIA FOCUS Report filing as of the same date.

Net Capital per the Company's FOCUS Report (Unaudited)	302,071
Decrease in non-allowable assets	427,597
Increase in accrued payroll	(31,960)
Decrease in other operating expenses	15,973
Increase in taxes payable	(5,875)
Capital contribution	25,000
	732,806

WESTMORELAND CAPITAL CORPORATION
REPORT OF EXEMPTION CLAIMED UNDER C.F.R §240.15c3-3(k)
DECEMBER 31, 2017

To the best of my knowledge and belief, Westmoreland Capital Corporation, claims exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provision") for the entire year ended December 31, 2017.

To the best of my knowledge and belief, Westmoreland Capital Corporation, has met the identified exemption provision under 17 C.F.R. §240.15c3-3(k)(2)(i) throughout the entire year ended December 31, 2017 as described in paragraph (d)(4)(iii) of this section without exception.

Matthew Iak,
President

RDG + Partners

ACCOUNTING & CPA SERVICES

TEL: 585.673.2600
FAX: 585.662.5153

VILLAGE GREEN OFFICE PARK
69 MONROE AVE
PITTSFORD, NY 14534

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Shareholder
of Westmoreland Capital Corporation
(A wholly-owned subsidiary of J.M. Jayson & Company, Inc.):

We have reviewed management's statements, included in the accompanying Report of Exemption Claimed Under C.F.R. §240.15c3-3(k), in which (1) Westmoreland Capital Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which Westmoreland Capital Corporation claimed an exemption from 17 C.F.R. §240.15c3-3: ((k)(2)(i)) (the "exemption provision") and (2) Westmoreland Capital Corporation stated that Westmoreland Capital Corporation met the identified exemption provision throughout the most recent fiscal year without exception. Westmoreland Capital Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Westmoreland Capital Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RDG + Partners CPAs, PLLC

Pittsford, New York

February 28, 2018

RDG + Partners CPAs, PLLC
Village Green Office Park * 69B Monroe Ave * Pittsford, NY 14534 * Tel 585.673.2600 * Fax 585.662.5153
www.rdgandpartners.com

14

WESTMORELAND CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF J.M. JAYSON & COMPANY, INC.)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION
RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2017

Computation for determination of reserve requirements and information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission are inapplicable since the Company is exempt from such rule pursuant to paragraph (k)(l).

RDG + Partners
ACCOUNTING & CPA SERVICES

TEL: 585.673.2600
FAX: 585.662.5153

VILLAGE GREEN OFFICE PARK
69 MONROE AVE
PITTSFORD, NY 14534

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Directors and Shareholder
of Westmoreland Capital Corporation
(A wholly-owned subsidiary of J.M. Jayson & Company, Inc.):

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Westmoreland Capital Corporation and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Westmoreland Capital Corporation for the year ended December 31, 2017, solely to assist you and SIPC in evaluating Westmoreland Capital Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Westmoreland Capital Corporation's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

RDG + Partners CPAs, PLLC

Pittsford, New York

February 28, 2018

RDG + Partners CPAs, PLLC
www.rdgandpartners.com
16

SIPC-7

(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(35-REV 6/17)

For the fiscal year ended December 31, 2017

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

24116 FINRA DEC
Westmoreland Capital Corporation
2350 North Forest Road
Getzville, NY 14068

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Daniel Beaton, 603-379-2478

WORKING COPY

2. A. General Assessment (item 2e from page 2) $3,306

B. Less payment made with SIPC-6 filed (**exclude interest**) (122)

7/20/2017
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 3,184

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $3,184

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $3,184

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Westmoreland Capital Corporation
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 23 day of January, 20 18.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2017
and ending 12/31/2017

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $9,554,427

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   7,350,095

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii)

Total deductions   7,350,095

2d. SIPC Net Operating Revenues $2,204,332

2e. General Assessment @ .0015   Rate effective 1/1/2017 $3,306

(to page 1, line 2.A.)

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